Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

November 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, DC 20549

Attention: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

RE:	Comment Letter Dated October 20, 2016
Trinseo S.A.
Form 10-K for the Year Ended December 31, 2015, filed March 11, 2016
File No. 1-36473

Dear Mr. Cash:

Below please find the supplemental response of Trinseo S.A. (the “Company”) to the comments (the “Comment”) set forth in the letter dated October 20, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company.

For the convenience of the Staff, the Company has restated the Comment in bold in this letter and the corresponding supplemental response of the Company is shown below such Comment.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 62

Other Important Performance Measures, page 76

1.              We have reviewed your response to prior comment one. Please explain to us why your presentation of Adjusted EBITDA excluding inventory revaluation does not represent an individually tailored measurement method substituted for that of GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

Based on our conversations with the Staff, we are supplementing our responsive letter to the Staff, dated October 26, 2016, to confirm that the Company will no longer present Adjusted EBITDA excluding inventory revaluation as a non-GAAP performance measure in any future submissions filed with, or furnished to, the Commission.  Additionally, if the Company utilizes inventory revaluation as a separate financial metric in future Commission filings, it will describe what the metric is intended to represent, along with an explanation of how the metric is calculated.

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I hope that the foregoing has been responsive to the Staff’s Comment.  If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3203.  Thank you for your assistance.

Very truly yours,

/s/ Barry J. Niziolek
Barry J. Niziolek
Chief Financial Officer and Executive Vice President
1000 Chesterbrook Blvd., Suite 300
Berwyn, PA 19312

cc:   Christopher D. Pappas, Chief Executive Officer and President

Angelo N. Chaclas, Chief Legal Officer, Senior Vice President and Corporate Secretary

Ryan Leib, Principal Accounting Officer and Corporate Controller